Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectuses of Iridium Communications Inc. for the registration of its common stock and warrants  and to the incorporation by reference therein of our reports dated March 16, 2010, with respect to the consolidated financial statements of Iridium Communications Inc. and the effectiveness of internal control over financial reporting of Iridium Communications Inc. and of our report dated March 16, 2010, with respect to the consolidated financial statements of Iridium Holdings LLC (Predecessor of Iridium Communications Inc.), included in Iridium Communications Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 16, 2010.

/s/ Ernst & Young LLP

McLean, VA
March 16, 2010